JAMES R. CUMMINS
WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

June 4, 2012

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

Re:	Signature Group Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A filed by James A. McIntyre
Filed May 25, 2012
File No. 001-08007

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated June 1, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with James A. McIntyre and provide the following response on his behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Preliminary Schedule 14A

1.	Please fill in the blanks in your proxy statement.

All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in no later than with the definitive Proxy Statement.

Reasons for the Solicitation, page 5

2.
You state that the “the Board has indicated that it will adjourn the meeting indefinitely” (emphasis added) if shareholders do not approve proposals 2 and 3.  The company’s proxy statement states that the board may effect such an adjournment. Please revise.

The Proxy Statement has been updated to indicate that the Company may effect such adjournment if stockholders do not approve Proposals 2 and 3.  See page 5 of the Proxy Statement.

3.
You state that through proposal 5 the board will “…waste additional Company resources in an effort to ensure these proposals pass.” Your disclosure appears to suggest that the board will eschew its fiduciary duties in its attempt to obtain shareholder approval for proposals 2 and 3. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

As discussed in the Proxy Statement, Mr. McIntyre believes that effecting proposal 5 would be a waste of Company resources if stockholders reject proposals 2 and 3.  Accordingly, the Proxy Statement has been revised to clarify Mr. McIntye’s position.  See page 5 of the Proxy Statement.

4.
We note that the company has described its interim management agreement on page 68 of its annual report on Form 10-K (under the caption “Narrative to Summary Compensation Table”) differently from your disclosure appearing immediately below the caption “Concerns with the Company’s Operating Performance.” Please revise or advise.

The Proxy Statement has been revised with respect to this disclosure to clarify that since June 2010 the Company has been managed by the Company’s CEO, CFO and their affiliates and associates.  See pages 5 and 6 of the Proxy Statement.

5.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your statement that you “have little confidence that the Company’s director nominees, including the Continuing Directors and current management will be able to preserve and utilize the Company’s assets to maximize value for stockholders” (page 5).

As discussed in the Proxy Statement, Mr. McIntyre believes that the Company’s net operating losses, or NOLs, is a significant asset.  Mr. McIntyre believes that any strategy aimed at maximizing value for stockholders would necessarily focus on preserving and utilizing the Company’s NOLs.  Current management and the Continuing Directors, who will make up a majority of the Board if elected at the Annual Meeting, have indicated that their two primary objectives are to actively seek acquisition opportunities and acquire and originate debt opportunities.  Since management’s and the Board’s focus will be on an acquisition opportunity, which could adversely impact the ability to fully utilize the NOLs before they expire under Section 382 of the Internal Revenue Code, Mr. McIntyre has little confidence that management and the Board will be able to preserve and maximize these assets.

Additionally, as discussed in the Proxy Statement, current management has been effectively managing the Company since its emergence from bankruptcy in June 2010.  Under their management, stockholders’ equity and the Company’s assets have both decreased precipitously and the Company has incurred significant cumulative losses from continuing operations.  In Mr. McIntyre’s opinion, there has been little evidence suggesting these trends will reverse.

Accordingly, Mr. McIntyre believes he has a reasonable basis for stating that he has little confidence that the Company’s director nominees, including the Continuing Directors and current management will be able to preserve and utilize the Company’s assets to maximize value for stockholders.

6.
Please refer to the section captioned “Concerns with the Company’s Operating Performance.” Your disclosure is unclear about how the decreases in three financial measures are a reflection of the company’s operating performance.  Please clarify. Also, please include a date or period of reference for each financial measure instead of stating “Following the Company’s reorganization…” and “Under current management’s stewardship…”

The Proxy Statement has been revised to clarify this disclosure.  See page 6 of the Proxy Statement.

7.
Please refer to the section captioned “Concerns with the Executive Compensation.” Please clarify who are the individuals subsumed within your references to “compensation paid to management” and that the $3 million in compensation you describe includes both cash and non-cash compensation (which may continue to be subject to vesting requirements).

The Proxy Statement has been revised to clarify the individuals subsumed within the references to “compensation paid to management” and the composition of the $3 million in compensation.  See page 7 of the Proxy Statement.

8.
Please refer to the section captioned “Concerns with the Executive Compensation.” You state that the company has proposed proposal 3 “presumably to have the option to further enrich members of management.” Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

As indicated in the Company’s proxy statement, there are 9,633,105 Shares available for issuance under the 2006 Plan.  The Company has earmarked 8,816,000, or approximately 92%, of those Shares for current or previous members of management.  As further indicated in the Company’s proxy statement, the Shares under the 2006 Plan will be used “to make (i) the aggregate equity awards set forth in the employment agreements with certain of the Company’s executive officers, and (ii) other future equity awards to participants in the 2006 Plan.”  Given the Company’s past practice of awarding grants primarily to members of management and disclosure from the Company’s current proxy statement, Mr. Mcintyre believes there is a reasonable factual foundation for his assertion that Shares issued under the 2006 Plan will potentially be used to further enrich members of management.

9.
Please refer to the section captioned “Questionable Related Party Transactions.”  Please clarify if the anti-dilution provisions of the warrants are non-customary and if they would be triggered by all issuances of securities by the company.

The Proxy Statement has been revised to clarify that the anti-dilution provisions of the warrants are non-customary and that they would be triggered by issuances of securities by the Company, subject to certain limited exceptions.  See page 7 of the Proxy Statement.

10.
Please refer to the section captioned “Questionable Related Party Transactions.”  You state that you “have serious concerns with the Company engaging in this and other related party transactions.” Please revise your disclosure to explain the reasons for your concerns and to describe the “other related party transactions” to which you refer.

This statement has been removed from the Proxy Statement.  See page 7 of the Proxy Statement.

11.
Please refer to the section captioned “The Nominees Will Work to Effectively Utilize the Company’s Assets to Maximize Value for Stockholders.” Please revise to clarify that your nominees will be subject to fiduciary duties in determining what actions to take as directors of the company.

The Proxy Statement has been revised to clarify that the Nominees will be subject to fiduciary duties in determining what actions to take as directors of the Company.  See page 7 of the Proxy Statement.

Proposal No. 1, page 8

12.
We note your disclosure in the last paragraph on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In accordance with Section 2.11 of the Bylaws, Mr. McIntyre may designate a substitute nominee upon delivery of a written notice to the Secretary of the Company setting forth such information regarding such substitute nominee as would have been required to be delivered to the Secretary pursuant to Section 2.10 of the Bylaws had such substitute nominee been initially proposed as a nominee.

Mr. McIntyre confirms that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2, page 11

13.
Please revise your disclosure to explain how the potential uses of additional shares authorized through this company proposal, including the acquisition of other companies, would be inconsistent with your belief that the company “should be identifying mergers or other strategies to utilize the Company’s major asset, its NOLs.”

The Proxy Statement has been revised in response to this comment.  See page 11 of the Proxy Statement.

14.
Please revise your disclosure to explain why you do not believe “it is necessary at this time to provide any additional equity to management through incentive programs, including stock options or equity awards under employee incentive plans.”

The Proxy Statement has been revised in response to this comment.  See page 11 of the Proxy Statement.

Solicitation of Proxies, page 17

15.
We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Mr. McIntyre confirms his understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

16.	If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Mr. McIntyre does not plan to solicit proxies via internet chat rooms.

Additional Participant Information, page 17

17.	Please provide the disclosure required of all participants in this solicitation. Refer to the definition of participant in instruction (c) to Item 4 of Schedule 14A.

The Proxy Statement has been revised to include the disclosure required of all participants in this solicitation.  See pages 17 and 18 of the Proxy Statement.

Form of Proxy

18.	Revise your proxy card to comply with the requirements of rule 14a-4(a)(1).

The proxy card has been revised to comply with the requirements of rule 14a-4(a)(1) of the Proxy Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ James R. Cummins
James R. Cummins

Enclosure

cc:           James A. McIntyre
Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by James A. McIntyre on May 25, 2012, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/her in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: June 4, 2012.

/s/ J. HUNTER BROWN
J. HUNTER BROWN

/s/ BARTON I. GUREWITZ
BARTON I. GUREWITZ

/s/ JAMES A. MCINTYRE
JAMES A. MCINTYRE

/s/ ROBERT A. PEISER
ROBERT A. PEISER

/s/ JOYCE WHITE
JOYCE WHITE